UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2012

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒                Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: September 7, 2012	By:	/s/ Bernard J. Pitz
Bernard J. Pitz, Chief Financial Officer

INTERTAPE POLYMER GROUP INC.

September 7, 2012

TO:	Autorité des marchés financiers
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

RE:	Intertape Polymer Group Inc.
	-	Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Dear Sirs:

Following the special meeting of shareholders of Intertape Polymer Group Inc. (the “Corporation”) held on September 6, 2012, and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the meeting:

Item Voted Upon	Voting Result

1.      The resolution in the form annexed as Schedule A to the Corporation’s management information circular dated August 3, 2012, ratifying, confirming and approving all unallocated options under the Corporation’s Executive Stock Option Plan

• The resolution was adopted on a vote by show of hands.

2.      The resolution in the form annexed as Schedule B to the Corporation’s management information circular dated August 3, 2012, ratifying, confirming and approving the grant of certain stock options by the Corporation under the Corporation’s Executive Stock Option Plan

• The resolution was adopted on a vote by show of hands.

Yours truly,

INTERTAPE POLYMER GROUP INC.

per:	/s/ Eric E. Baker
Eric E. Baker
Chairman of the Board of Directors